NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Date: Wednesday, June 30th, 2021

Time: 10:30 AM (Vancouver Time)

Place: To be conducted via Teleconference

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2021

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of EMX Royalty Corporation (the "Company") will be held via teleconference on Wednesday, June 30, 2021 at 10:30 a.m. (Vancouver time), for the following purposes (which are further described in the Company's information circular ("Circular") and available on the Company's website at www. https://www.emxroyalty.com and on SEDAR at www.sedar.com):

(i) To receive and consider the Report of the Directors to the Shareholders. See "Particulars of Matters to be Acted Upon - Report of Directors" in the Circular;

(ii) To receive the audited financial statements of the Company for the year ended December 31, 2020 together with the auditor's report thereon. See "Particulars of Matters to be Acted Upon - Financial Statements, Auditor's Report and Management Discussion & Analysis" in the Circular;

(iii) To set the number of directors for the ensuing year at seven. See "Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected" in the Circular;

(iv) To elect directors for the ensuing year. See "Particulars of Matters to be Acted Upon - Election of Directors" in the Circular;

(v) To appoint Davidson & Company LLP as auditor of the Company for the ensuing year and to authorize the directors to approve the remuneration to be paid to the auditor. See "Particulars of Matters to be Acted Upon - Appointment and Remuneration of an Auditor" in the Circular;

(vi) To ratify and approve the Company's Stock Option Plan. See "Particulars of Matters to be Acted Upon - Ratification of Stock Option Plan" in the Circular; and

(vii) To transact such other business as may properly come before the Meeting.

IMPORTANT NOTICE

Shareholders wishing to attend the Meeting, please use the following dial-in numbers as applicable:

North America: 1-877-385-4099 (Toll Free in Canada and United States)

International: +1 403-232-0994 (Connection charges may apply)

*Participant Access Code: 3507562#

The Board of Directors has fixed Monday, May 10, 2021 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.

Shareholders are requested to read the Circular and to complete and return the enclosed Proxy (or Voting Instruction Form, a "VIF") in accordance with its instructions. To be valid, all Proxies must be returned to the offices of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 10:30 a.m. (Vancouver time) on Monday, June 28, 2021.

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These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the "Notice and Access" provisions of the Canadian securities administrators, the Circular is available on the Company's website at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials and under the Company's profile on SEDAR at www.sedar.com and has not been mailed to Shareholders. Shareholders may request, free of charge, a paper copy of the Circular (and the audited financial statements and related management's discussion and analysis for the Company's last financial year and any documents referred to in the Circular) and further information on Notice and Access by contacting the Company as follows:

e-mail: rocio@EMXRoyalty.com	telephone: (+1) 604-688-6390 (collect calls accepted)	fax: (+1) 604-688-1157	mail: Suite 501, 543 Granville Street Vancouver, British Columbia V6C 1X8 Canada

Requests for paper copies of the Circular (and any other related documents) must be received no later than Monday, June 14, 2021 in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:30 a.m. (Vancouver Time) on Monday, June 28, 2021.

DATED at Vancouver, British Columbia this 11th day of May, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

By: "Rocio Echegaray"

 Rocio Echegaray

Corporate Secretary

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MANAGEMENT INFORMATION CIRCULAR as at the Record Date of May 10th, 2021 and in Canadian dollars (except as otherwise indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of EMX Royalty Corporation (the "Company" or "EMX") of proxies ("Proxies") from registered holders and voting instruction forms ("VIFs") from the beneficial holders ("Shareholders") of common shares of the Company ("Common Shares") in respect of the annual general meeting of Shareholders (the "Meeting") to be held on the date and time for the purposes set forth in the accompanying Notice  of Meeting (the "Notice of Meeting").

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile, or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Company.

None of the directors of the Company have informed the Company's management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

CONDUCT OF MEETING

To comply with measures imposed by the federal and provincial governments related to the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, and other stakeholders, unless we advise otherwise by way of news release, the Company is conducting meeting via telephone conference. Registered Shareholders and validly appointed proxyholders may attend the Meeting by calling

1-877-385-4099 (Toll-Free in Canada and United States)

or

1-403-232-0994 (International).

All callers will be prompted to enter the following Participant Access Code: 3507562# upon entering the teleconference dial-in numbers.

GENERAL PROXY INFORMATION

Notice and Access

In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators ("NI 54-101"), the Company has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its Registered Shareholders (as defined below). Instead of mailing this Circular to Shareholders, the Company has posted the Circular on its website at www.EMXRoyalty.com pursuant to the "Notice and Access" procedures of NI 54-101. This Circular is also available under the Company's profile on SEDAR at www.sedar.com. Shareholders may request a paper copy of this Circular be sent to them by contacting the Company as set out under "Additional Information" at the end of this Circular.

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Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries ("Intermediaries") to forward the Notice of Meeting and a VIF to the unregistered (beneficial) Shareholders whose Common Shares are held by Intermediaries if such Shareholders have consented to allow their addresses to be provided to the Company ("NOBOs"). The Company may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Company does not intend to pay Intermediaries to forward the Notice of Meeting and a VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Company ("OBOs"). Accordingly, OBOs will not receive the Notice of Meeting and a VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

Registered Shareholders

Only persons registered as Shareholders in the Company's Central Security Register maintained by its registrar and transfer agent ("Registered Shareholders") or duly appointed proxyholders of Registered Shareholders ("Proxyholders") will be recognized or may make motions or vote at the Meeting.

Beneficial Shareholders

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a "Beneficial Shareholder") by a broker, those Common Shares, in all likelihood, will not be registered in the Shareholder's name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for NI 54-101, the Company has elected to obtain a list of its NOBOs from Intermediaries and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allows the Registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the Registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the Registered Shareholders by the Company, however, their purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

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A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

United States Shareholders

This solicitation of Proxies and VIFs and the transactions contemplated in this Circular involve securities of an issuer incorporated and located in the province of British Columbia, Canada and are being effected in accordance with the corporate and securities laws of British Columbia. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

Appointment of Proxyholders and Completion and Revocation of Proxies and VIFs

Since only Registered Shareholders and Proxyholders will be recognized or may make motions or vote at the Meeting, Shareholders may wish to appoint Proxyholders to represent them at the Meeting as follows.

The persons named (the "Management Designees") in the Proxy or VIF have been selected by the board of directors of the Company (the "Board") and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a Registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

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A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an "X" in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a "For" or "Against" vote, and in favour of the matter for any matter requiring a "For" or "Withhold" vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Company's management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF has Computershare's name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Company's transfer agent,

Computershare Investor Services Inc. (Attn: Proxy Department)

Fax:	1-866-249-7775 (within North America) (+1) 416-263-9524 (outside North America)

Mail:	8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (toll free information line: 1-800-564-6253)

Courier:	3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada

at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman's discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a Shareholder depositing an instrument in writing (which includes a Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, to:

Computershare:	As set out above

or the Company:	Attn: Rocio Echegaray

Mail:	Suite 501, 543 Granville Street Vancouver, British Columbia, V6C 1X8 Canada
Fax:	(+1) 604-688-1157

or the Registered office:	Northwest Law Group Attn: Michael F. Provenzano

Mail:	Suite 704, Box 35 595 Howe Street Vancouver, British Columbia, V6C 2T5 Canada
Fax:	1-866-687-5792

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at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

Voting

The Meeting will be conducted via a teleconference. Shareholders will not be able to attend the Meeting in person. Only Registered Shareholders and duly appointed Proxyholders can virtually attend, make motions and vote at the Meeting.

At the Meeting, each Registered Shareholder and each Proxyholder representing a registered or unregistered Shareholder will have one vote, unless a poll is required (if the number of Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested by a Shareholder, Proxyholder or the Chairman of the Meeting, whereupon each such Shareholder and Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a "special resolution" in which case a majority of 66-2/3% of the votes cast will be required.

RECORD DATE AND QUORUM

The Board has fixed the record date for the Meeting as the close of business on May 10, 2021 (the "Record Date"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote their Common Shares at the Meeting.

The Company's Articles provide that the quorum for the transaction of business at any meeting of Shareholders is two Shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at the Record Date, the Company had 85,646,148 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Company, no one beneficially owned or exercised control or direction over, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Common Shares as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percentage of Outstanding Common Shares
Paul H. Stephens	11,340,450	13.24%

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company's last completed financial year ended December 31, 2020, and, since the Company has subsidiaries, is prepared on a consolidated basis.

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Named Executive Officers

For the purposes of this Circular, a Named Executive Officer ("NEO") means each of the following individuals during the most recently completed financial year:

 (a) the chief executive officer ("CEO") of the Company;

 (b) the chief financial officer ("CFO") of the Company; and

(c) each of the Company's three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

Compensation Discussion and Analysis

The Compensation Committee of the Board is responsible for ensuring that the Company has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Company's executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company's compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, stock options grants to the directors, officers, employees and consultants pursuant to the Company's Stock Option Plan (the "Option Plan") and issuances of Common Shares to directors and officers pursuant to the Company's Restricted Share Unit ("RSU") Plan (the "RSU Plan").

Compensation Committee

The Compensation Committee is composed of Brian K. Levet (Chairman), Brian E. Bayley and Larry Okada, each of whom the Board has determined is independent (outside and non-management). The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Compensation Committee has skills and direct experience relevant to his responsibilities as a member of the Compensation Committee as follows:

Brian K. Levet: has over 36 years of diversified executive and management experience in mineral exploration, project start-up and mine development and operation. Mr. Levet held various executive and management positions at Newmont Mining Corporation from 1983 to December 2010. Before Newmont, Mr. Levet started out with Rio Tinto Rhodesia and Zimbabwe Iron and Steel Corporation after earning a B.Sc. in Geology from the University of London (Derby College of Technology). He is recognized within the mining industry for exploration expertise and team leadership that resulted in a number of major discoveries, including the Batu Hijau and Elang copper-gold deposits in Indonesia, the North Lanut gold deposit in North Sualwesi, Indonesia, and the McPhillamys gold deposit in New South Wales, Australia.

Brian E. Bayley: is Executive Chairman of Earlston Investments Corp., a private merchant bank. Mr. Bayley is knowledgeable in areas of asset backed lending, corporate restructuring, natural resources and real estate. From June 2003 to July 2013, Mr. Bayley held various positions including CEO and President and director of Quest Capital Corp., a predecessor corporation to Sprott Resource Lending Corp. (a publicly traded resource lending corporation). Prior to his positions with Quest Capital Corp., Mr. Bayley worked with the Vancouver Stock Exchange (now the TSX Venture Exchange (the "TSX-V")). Mr. Bayley has held active senior management positions in both private and public natural resource companies. He has over 34 years of public issuer experience both as a director and officer and continues to serve as a director and officer for several private and public companies. Mr. Bayley holds an MBA from Queen's University.

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Larry M. Okada: is a Chartered Professional Accountant (CA) in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. Mr. Okada has been in public accounting practice with Deloitte, PricewaterhouseCoopers LLP and his own firm for over 43 years. The majority of his clients have been public mining companies listed on the TSX-V and Toronto Stock Exchange (the "TSX"). Mr. Okada is a director and Audit Committee Chair for Forum Uranium Corp. (TSX-V: FDC), and a director of Santacruz Silver Mining Ltd. (TSX: SCZ) and Neo-Battery Materials Ltd. (TSXV: NBM). Mr. Okada has extensive experience in accounting, finance, and corporate governance.

Compensation Decision-Making Process

The Compensation Committee makes recommendations with respect to executive compensation to the Board. In doing so, the Compensation Committee seeks advice from independent executive compensation experts, as well as soliciting input from other Board members and the CEO.

In making its recommendations, the Compensation Committee is guided by competitive market practice for companies at the Company's size and stage of development but is driven by the particular circumstances of EMX and what the Compensation Committee concludes is appropriate for the Company's executive group in light of the applicable risks and competitive employment environment.

Independent Compensation Advisor

In November 2016, the Compensation Committee retained Lane Caputo Compensation Inc. ("Lane Caputo") as an independent compensation advisor to review and make recommendations regarding the Company's compensation arrangements for its executive team and non-executive directors and to recommend required changes to align pay elements and strategy with both current market practices and the Company's business strategy. The report containing Lane Caputo's recommendations was used by the Compensation Committee to guide and assist it in establishing short- and long-term equity incentive programs ("STIP" and "LTIP") and compensation levels.

In 2019, Lane Caputo assisted the Compensation Committee with assessing and modifying the Company's variable pay programs.

The Compensation Committee retained Lane Caputo again in 2020 as part of the Company's regular compensation review process to review the Company's compensation program for continued alignment with current market practices, the Company's business strategy and Shareholder return.

Lane Caputo also provides ongoing support to the Compensation Committee in the assessment of corporate performance as it relates to the vesting of RSU awards.

The fees charged by Lane Caputo during the Company's 2020 and 2019 financial years were as follows:

Nature of Fee	2020	2019
Executive Compensation-Related Fees	$37,516	$15,857
All Other Fees	Nil	Nil

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Compensation Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

(i) assist the Company in attracting and retaining high caliber executives;

(ii) align the interests of executives with those of the Shareholders;

(iii) reflect the executive's performance, expertise, responsibilities and length of service to the Company; and

(iv) reflect the Company's current state of development, performance and financial status.

Elements of the Compensation Program & Competitive Positioning

The compensation of the Company's NEOs is comprised primarily of:

(i) base salary;

(ii) annual short-term incentives in the form of cash bonuses based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Company and that are closely aligned with the Company's business;

(iii) long-term incentives in the form of stock grants, RSU grants under the RSU Plan and stock option grants under the Option Plan are recommended by the Compensation Committee and approved by the Board; and

(iv) benefits related to health and retirement savings plans, such as United States 401(k) retirement plans.

Given the foregoing philosophy and the skillsets required to execute the Company's complex business strategy, the Company has adopted a compensation program whereby  NEOs' base salaries are targeted at the 75th percentile of the peer group; the Company may choose to pay above or below target levels to reflect each incumbent's relative experience or performance versus the market or to reflect competitive market pressures for a given skill set.

Incentives have been established to maintain total cash compensation (salary and bonus) at the 75th percentile of the market when performance is at target levels with sufficient leverage to achieve top quartile levels of cash compensation for high levels of corporate and individual performance. In an effort to manage cash flow and provide additional shareholder alignment, EMX may consider paying annual incentives in RSUs, rather than cash.

The number of stock options and RSUs granted annually to each executive position is targeted at median levels in the peer group and should be sufficient that, when combined with each executive's other elements of compensation, will allow total direct compensation to achieve upper quartile positioning only in the case of superior share price performance.

As part of its mandate in 2016, Lane Caputo developed a peer group of mining companies against which it benchmarked the compensation competitiveness of the Company's executive team members and non-executive directors. To reflect EMX's business model, consideration was limited to companies that have an element of royalty income or project generation as part of their business strategy. That peer group was updated as part of the 2020 compensation review process to reflect the Company's current business strategy, size and stage of development.  The 20 companies in the updated peer group developed for the most recent review were:

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Abitibi Royalties Inc.	Integra Resources Corp.	Probe Metals Inc.
Almaden Minerals Ltd.	Josemaria Resources Inc.	Regulus Resources Inc.
Altius Minerals Corp.	Liberty Gold Corp.	Sabina Gold & Silver Corp.
Auryn Resources Inc.	Marathon Gold Corp.	Sailfish Royalty Corp.
Balmoral Resources Ltd.	Maverix Metals Inc.	Strategic Metals Ltd.
Corvus Gold Inc.	Metalla Royalty & Streaming Ltd.	Treasury Metals Inc.
Gold Standard Ventures Corp.	NexGen Energy Ltd.

Risk Assessment

Under the direction of the Board, the Compensation Committee evaluates the potential risks associated with Company's compensation policies and practices. The Compensation Committee has not identified any risks arising from the Company's compensation policies and practices which would have a material adverse effect on the Company.

As outlined above in "Philosophy and Objectives", the Compensation Committee evaluates and recommends to the Board compensation strategies which align each NEO's goals with those of the Shareholders and other stakeholders to ensure the Company's short and long term goals are met without exposing the Company to unnecessary risk. The Compensation Committee considers a mix of base salary, short term incentives and long term incentives to attract high caliber executives sufficient to encourage behaviour that leads to creation of long term value while limiting incentives that might promote inappropriate risk-taking.

As part of the annual review of the compensation packages of the Company's NEOs, the Compensation Committee identifies and if necessary changes strategies to mitigate risks. The Committee considers several factors as part of this review including retention of key employees, competitive salaries within the context of peer companies, short term incentives linked to specific goals as discussed below and long term incentives (stock options and RSUs) which link executive pay to real value creation and long term share appreciation.

Although the Company has not adopted formal minimum share ownership guidelines, the Compensation Committee promotes NEO share ownership to further align their interests with those of the Shareholders. Members of the Company's management team hold in excess of 3.7 million Common Shares, representation over 4.3% of the Company's share capital. Independent directors hold an additional 336,375 Common Shares, bringing total share ownership of the Company's management team to nearly 4.7% of Common Shares outstanding.

Compensation Hedging

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

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Compensation Committee Decisions for 2020

(i) Base Salary

Salary levels for all NEOs have not changed since 2017, at which time David M. Cole, CEO, voluntarily decreased his annual cash salary from US$ 400,000 to US$ 325,000. Rather than increase Mr. Cole's salary in 2020, as was recommended by the compensation review process undertaken early in the year, the Compensation Committee elected to increase Mr. Cole's annual and short term incentive target by 10% of salary.

(ii) Annual and Short Term Incentives

In early 2020, a structured incentive program based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Company and closely aligned with the Company's business strategy was established. The Compensation Committee and the NEOs and other executive officers developed meaningful, yet attainable, targets for several key performance indicators, measured over a one year period.

The Compensation Committee met in January 2020 to assess the Company's performance relative to such performance measures based upon financial and operating results for the year ended December 31, 2020. The results of that assessment are as follows:

Key Performance Indicator		Weighting	Target Performance	Exceptional Performance	Actual Performance
Operational	Exploration capital spent by partners	35%	$8 million	$11 million	$16 million
	Projects staked / acquired	15%	10	15	40
	New partnership agreements	20%	15	20	20
Financial	Cash expenditures (budgeted expenditures before recoveries)	7.5%	Actual at or below budget	n/a	Under budget
	Total budget (total budget including all recoveries)	7.5%	Actual at or below budget	n/a	at budget
Environmental, Social & Governance	Health & Safety (Lost time accidents)	7.5%	0	n/a	No lost time accidents, physical injuries or auto accidents.
	Community Social Responsibility	7.5%	Board discretion	n/a	Achieved

Based on the scorecard outlined above, the Compensation Committee assessed the Company's overall corporate performance in 2020 at 162% of target. These performance results were applied to the following short-term incentive targets to determine each executive's annual cash bonus:

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Minimum (%of Base Salary)	Target (%of Base Salary)	Maximum (%of Base Salary)
0%	15%	25%

(iii) Long-term Incentives

In April 2020, the Compensation Committee recommended, and the Board approved, the settlement of the 2017 RSU Awards, the vesting of which were subject to following criteria:

  50% of the RSU award was subject to the Company's Total Shareholder Return ("TSR") performance relative to the S&P/Global Gold Index; and
  50% of the award was subject to the Company achieving cash flow neutrality in three years from January 1, 2017.

While the Company did not achieve cash flow neutrality during the performance period, the Company's TSR of 60% over the performance period positioned at the 68th percentile of the S&P/Global Gold Index constituents, resulting in the following awards vesting with plan participants:

Name and Principal Position	Target Number of RSUs granted	Performance factor	Number of RSUs Vested
David M. Cole, President & CEO	100,000	50%	50,000
Douglas L. Reed, CFO	n/a	50%	n/a
Michael D. Winn, Executive Chairman	n/a	50%	n/a
Christina Cepeliauskas, CAO*	37,500	50%	18,750

*Chief Administrative Officer ("CAO") and former CFO

In June 2020, the Compensation Committee recommended, and the Board approved, the following RSU awards:

Name and Principal Position	Number of RSUs awarded
David M. Cole, President & CEO	80,000
Douglas L. Reed, CFO	40,000
Michael D. Winn, Executive Chairman	80,000
Christina Cepeliauskas, CAO	30,000

For the RSUs to vest, the RSU holder must satisfy performance criteria set for each award by the Compensation Committee. For the 2020 awards, the performance criteria were as follows:

  50% of the RSU award is subject to the Company's TSR performance relative to the S&P/Global Gold Index.
  25% of the RSU award is subject to the Company's TSR performance relative to a group of 18 royalty and mining peers (the "TSR Peer Group") as follows:

Pg. | 14

Abitibi Royalties Inc.	Josemaria Resources Inc.	Polymet Mining Corp.
Altius Minerals Corp.	Maverix Metals Inc	Premier Gold Mines Ltd.
Anglo Pacific Group plc	Metalla Royalty & Streaming Ltd.	Sailfish Royalty Corp.
Corvus Gold Inc.	Nexa Resources SA	Sandfire Resources America Inc.
Hudbay Minerals Inc.	NGEx Minerals Ltd.	Strategic Metals Ltd.
Jervois Mining Ltd	Osisko Gold Royalties Ltd.	Trilogy Metals Inc.
  25% of the RSU award is subject to the Company achieving at least $1 million of cash flow from recurring operations.

The following payout multiple will apply to the 75% portion of each RSU award subject to the Company's relative TSR performance:

  Below-median Performance (0 - 49th percentile):  0% of RSUs vest;
  3rd Quartile Performance (50th percentile - 74th percentile):  100% of RSUs vest; and
  Upper Quartile Performance (75th percentile - 100th percentile):  200% of RSUs vest.

As seen from the payout multiplier schedule above, the Company's TSR must equal at least the median performance of the S&P/Global Gold Index and the TSR Peer Group for any value to vest with RSU holders. As the vesting of 75% of the RSUs awarded to the executive team is contingent upon relative TSR performance, executive rewards are tied heavily to Shareholder value creation. RSU awards vest at the end of the three-year performance measurement period (known as "cliff-vesting") to generate sufficient long-term incentive.

In June 2020, the Compensation Committee recommended, and the Board approved, the following stock option grants:

Name and Principal Position	Number of Common Shares issuable under stock options granted	Exercise Price	Expiry Date
David M. Cole, President & CEO	170,000	$2.62	June 10, 2025
Douglas L. Reed, CFO	80,000	$2.62	June 10, 2025
Michael D. Winn, Executive Chairman	127,500	$2.62	June 10, 2025
Christina Cepeliauskas, CAO	65,000	$2.62	June 10, 2025

Strategic Investment Success Bonus

In 2014, the Company developed a bonus plan for strategic investments whereby 7.5% of the after-tax profits of an individual investment could be paid as a bonus to management and staff, after exceeding an investment return of 10% compounded annually ("Strategic Investment Success Bonus"). In 2018, the Board awarded a Strategic Investment Success Bonus to EMX's Executive Chairman, management and staff in respect of their seven years of effort to monetize the Company's investment in IG Copper LLC, owner of the Malmyzh copper property in Russia.

Pg. | 15

The Committee does not plan to use the Strategic Investment Success Bonus in the future and intends to rely instead on its STIP and LTIP programs to incentivize and reward the management team for operational and financial successes towards the Company's relatively business strategy.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the last three financial years.

					Non-equity incentive
					Plan compensation
				Option-	Annual	Long Term
			Share-based	based	Incentive	Incentive	Pension	All Other	Total
Name and	Year	Salary	Awards	Awards	Plans	Plans	Value	Compensation	Compensation
Principal position		($)	($)	($)	($)	($)	($)	($)	($)
David M. Cole,	2020	435,844(1)	217,600	228,579(5)	149,277(1)	Nil	14,856(1)	Nil	1,046,156
President & CEO	2019	428,903(2)	92,857	173,066(6)	91,946(2)	Nil	14,848(2)	Nil	801,620
	2018	448,143(3)	120,476(4)	152,861(7)	Nil	1,498,530(8)	14,023(3)	Nil	2,234,033
Douglas L. Reed,	2020	150,000	108,800	107,567(5)	51,093(1)	Nil	Nil	Nil	417,460
CFO	2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Michael D. Winn,	2020	195,571(1)	217,600	171,434(5)	81,302(1)	Nil	Nil	33,526(1)	699,433
Executive	2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Chairman	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Christina	2020	103,260	81,600	87,398(5)	30,655(1)	Nil	Nil	Nil	302,913
Cepeliauskas	2019	86,250(9)	55,886	64,900(6)	56,233(2)	Nil	Nil	Nil	263,269
CAO/former CFO	2018	86,250(9)	48,471(4)	57,323(7)	Nil	238,402(8)	Nil	Nil	430,446

(1) Paid in US dollars and converted to Canadian dollars at the average rate for the year ended December 31, 2020 at C$1.3411 = US$ 1.00

(2) Paid in US dollars and converted to Canadian dollars on December 31, 2019 at C$1.3197 = US$ 1.00

(3) Paid in US dollars and converted to Canadian dollars on December 31, 2018 at C$1.2970 = US$ 1.00

(4) Under the terms of the STIP, the cash bonus calculated based on targets for several key performance indicators, measured over a one-year period, may be paid out in shares.

(5) The "grant date fair value" of options granted during the year ended December 31, 2020 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price - $2.62 exercise price - $2.62, an option life of 5 years, a risk-free interest rate of 0.38% and a volatility of 61.54%.

(6) The "grant date fair value" of options granted during the year ended December 31, 2019 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price - $1.70 exercise price - $1.70, an option life of 5 years, a risk-free interest rate of 1.33% and a volatility of 67.68%.

(7) The "grant date fair value" of options granted during the year ended December 31, 2018 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price - $1.30 exercise price - $1.30, an option life of 5 years, a risk-free interest rate of 2.07% and a volatility of 69.94%.

(8) This amount was a strategic investment success bonus awarded for the successful completion of the IGC transaction.

(9) Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Ms. Cepeliauskas' remuneration is paid by Seabord. The amounts disclosed include compensation paid by Seabord for services rendered to the Corporation as a CFO. Such compensation has been attributed to the Corporation on the basis of the work commitments to the Corporation. See "Management Contracts" for a description of the material terms of the Management Services Agreement.

The Company has calculated the "grant date fair value" amounts in the "Option-based Awards" column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an "in-the-money" option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the "in-the-money" options currently held by each NEO (based on share price less option exercise price) is set forth in the "Value of Unexercised in-the-money Options" column of the "Outstanding Share-Based and Option-based Awards" table below.

Pg. | 16

See "Employment and Consulting Agreements" for a description of the material terms of the employment and consulting agreements with the NEOs.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by NEOs

The following table sets out, for each NEO, the incentive option-based and share-based awards (in the form of RSUs) held as of December 31, 2020.

	Option-based Awards				Share-based Awards
						Market or
						payout
					Number of	value of
	Number of				shares or	share-	Market or
Name	Securities			Value of	units	based	payout value
	Underlying	Option		unexercised	of shares	awards	of
	Unexercised	Exercise	Option	“in-the-	that	that	shares vested
	options	price	Expiration	money”	have not	have not	but not paid
	(vested-	($ per	date	options(1)	vested	vested	out
	unvested)	share)	(m/d/y)	($)	(#)	($)	($)
	170,000 – 0	2.62	06/10/2025	287,300	80,000(2)	Nil	Nil
David M. Cole	180,000 – 0	1.70	06/06/2024	469,800	100,000(3)
CEO	200,000 – 0	1.30	7/10/2023	602,000	100,000(4)
	200,000 – 0	1.20	8/28/2022	622,000
	150,000 – 0	1.30	10/18/2021	451,500
	80,000 – 0	2.62	06/10/2025	135,200	40,000(2)	Nil	Nil
	30,000 – 0	1.70	06/06/2024	78,300
Douglas L. Reed	30,000 – 0	1.30	8/10/2023	90,300
CFO(5)	30,000 – 0	1.20	8/28/2022	93,300
	30,000 – 0	1.30	10/18/2021	90,300
	127,500 – 0	2.62	06/10/2025	215,475	80,000(2)	Nil	Nil
Michael D. Winn	90,000 – 0	1.70	06/06/2024	234,900
Executive Chairman	100,000 – 0	1.30	8/10/2023	301,000
	100,000 – 0	1.20	8/28/2022	311,000
	75,000 – 0	1.30	10/18/2021	225,750
	65,000 – 0	2.62	06/10/2025	109,850	30,000(2)	Nil	Nil
Christina Cepeliauskas	67,500 – 0	1.70	06/06/2024	176,175	37,500(3)
CAO/former CFO(5)	75,000 – 0	1.30	8/10/2023	225,750	37,500(4)
	75,000 – 0	1.20	8/28/2022	233,250
	55,000 – 0	1.30	10/18/2021	165,550

(1) The value of "in-the-money" options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. The closing price of the Common Shares on the TSX-V on December 31, 2020 was $4.31 per share.

(2) RSUs granted under the RSU Plan on June 10, 2020. The vesting date and payout date for RSUs granted on June 10, 2020, is January 1, 2023, subject to performance criteria.

(3) RSUs granted under the RSU Plan on January 24, 2019. The vesting date and payout date for RSUs granted on January 24, 2019, is January 1, 2022, subject to performance criteria.

(4) RSUs granted under the RSU Plan on August 27, 2018. The vesting date and payout date for RSUs granted on August 27, 2018, is January 1, 2021, subject to performance criteria.

Pg. | 17

(5) Douglas L. Reed replaced Christina Cepeliauskas as CFO and Ms. Cepeliauskas was appointed CAO on July 1, 2020.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by NEOs

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2020.

	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation awards ($)
Name & Position	Option-based awards (1) ($)	Share-based awards (2) ($)
David M. Cole CEO	228,579	188,670	Nil
Douglas L. Reed CFO(3)	107,567	17,823	Nil
Michael D. Winn Executive Chairman	171,434	35,645	Nil
Christina Cepeliauskas CAO/ former CFO(3)	87,398	70,751	Nil

(1) The value of options vested during the year ended December 31, 2020 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price - $2.62 exercise price - $2.62, an option life of five years, a risk-free interest rate of 0.38% and a volatility of 61.54%.

(2) Pursuant to the Company's Long-Term Restricted Share Unit Plan, the company granted RSUs to officers, management and consultants. All RSUs granted have defined performance criteria to be met before the issuance of shares. The performance criteria are evaluated over a three (3) year period.

(3) Douglas L. Reed replaced Christina Cepeliauskas as CFO and Ms. Cepeliauskas was appointed CAO on July 1, 2020. Remuneration shown for 2020 is for the entire financial year.

Employment and Consulting Agreements

Chief Executive Officer

The Company is a party to an employment agreement with David M. Cole, President and CEO of the Company, effective August 1, 2017. Under the agreement, Mr. Cole receives US$ 325,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 24 months of salary and benefits. Mr. Cole may terminate the agreement for any reason upon two months written notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole's agreement is terminated or his duties and responsibilities are materially changed within six months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 24 months of his salary and benefits and all unvested stock options and stock grants.

Other Named Executive Officers

The Company has not entered into written or oral employment or consulting contracts with its other NEOs.

Pension Plan Benefits

For the officers and employees in the United States, the Company pays 4% of the annual salary each year to each officer's and employee's 401(k) retirement plan.

Pg. | 18

Termination and Change of Control Benefits

Other than described above under "Employment and Consulting Agreements", the Company does not have written contracts with any of its NEOs respecting the resignation, retirement or other termination of employment resulting from a change of control.

Director Compensation

The following table describes director compensation for non-executive directors for the year ended December 31, 2020.

		Awards
Name	Fees(1) Earned ($)	Share-based ($)	Option-based(2) ($)	Non-equity Incentive plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Brian E. Bayley	24,000	0	87,398	0	0	0	111,398
Brian K. Levet	24,000	0	87,398	0	0	0	111,398
Larry M. Okada	24,000	0	87,398	0	0	0	111,398

(1) Compensation paid as directors' fees. Each of the Company's non-employee directors receives an annual retainer of $24,000 with no additional meeting or per diem fees.

(2) The grant date fair value of options granted during the year ended December 31, 2020 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price - $2.62 exercise price - $2.62, an option life of five years, a risk-free interest rate of 0.38% and a volatility of 61.54%.

The Company has calculated the "grant date fair value" amounts in the "Option-based Awards" column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an "in-the-money" option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the "in-the-money" options currently held by each director (based on share price less option exercise price) is set forth in the "Value of Unexercised in-the-money Options" column of the "Outstanding Share-Based and Option-Based Awards" table below.

The methodology used for determining the remuneration of the Board is similar to that used for the remuneration of NEOs. Remuneration of committee chairmen is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions - both on a corporate level and on national and international levels - and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairmen are usually first informally discussed among the members of the Compensation Committee before being formally considered and approved by the Board.

Outstanding Share-based and Option-based Awards held by Directors

Pg. | 19

The following table sets out, for each non-executive director, the option-based awards (incentive stock options to purchase Common Shares) and share-based awards (RSUs) held as of December 31, 2020

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise price ($ per share)	Option Expiration date (m/d/y)	Value of unexercised "in-the- money" options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of shares vested but not paid out(2) ($)
Brian E. Bayley	65,000 - 0 67,500 - 0 75,000 - 0 75,000 - 0 50,000 - 0	2.62 1.70 1.30 1.20 1.30	06/10/2025 06/06/2024 7/10/2023 8/28/2022 10/18/2021	109,850 176,175 225,750 233,250 150,500	Nil	Nil	Nil
Brian K. Levet	65,000 - 0 67,500 - 0	2.62 1.70	06/10/2025 06/06/2024	109,850 176,175	Nil	Nil	Nil
Larry M. Okada	65,000 - 0 67,500 - 0 75,000 - 0 75,000 - 0 50,000 - 0	2.62 1.70 1.30 1.20 1.30	06/10/2025 06/06/2024 7/10/2023 8/28/2022 10/18/2021	109,850 176,175 225,750 233,250 150,500	Nil	Nil	Nil

(1) The value of "in-the-money" options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value. The closing price of the Common Shares on the TSX-V on December 31, 2020 was $4.31 per share.

(2) The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by Directors

The following table sets forth, for each non-executive director, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2020.

	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation ($)
Name	Option-based awards(1) ($)	Share-based awards(2) ($)
Brian E. Bayley	87,398	0	Nil
Brian K. Levet	87,398	0	Nil
Larry M. Okada	87,398	0	Nil

(1) The grant date fair value of options granted during the year ended December 31, 2020 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price - $2.62 exercise price - $2.62, an option life of five years, a risk-free interest rate of 0.38% and a volatility of 61.%.

(2) The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

Pg. | 20

Management Contracts

Pursuant to a management service agreement dated February 13, 2014 as amended August 1, 2020 between the Company and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Company pays $34,000 per month to Seabord in consideration of Seabord providing the services of the CFO, accounting and administration staff and office space to the Company.

Seabord is a private corporation wholly-owned by Michael D. Winn, a director of the Company.

Stock Option Plan

The Board established the Option Plan to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management company and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board, based on the recommendation of the Compensation Committee, may grant options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of Common Shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Company notice and payment of the exercise price for the number of Common Shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1. The number of Common Shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the outstanding Common Shares.

2. The number of Common Shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a) no Optionee can be granted options during a 12 month period to purchase more than:

(i) 5% of the issued Common Shares unless disinterested Shareholder approval has been obtained (such approval has not been sought), or

(ii) 2% of the issued Common Shares, if the Optionee is a consultant, and

(b) the aggregate number of Common Shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3. Unless the Option Plan has been approved by disinterested Shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Company's previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, shall not result, at any time, in

Pg. | 21

(a) the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding Common Shares at the time of granting,

(b) the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

(c) the issuance to any one insider and such insider's associates, within a one year period, of Common Shares totalling in excess of 5% of the outstanding Common Shares.

4. The exercise price of the options cannot be set at less than the greater of $0.10 per Common Share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5. The options may be exercisable for up to 10 years.

6. There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Company, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the TSX-V, may authorize all unvested options to vest immediately. If there is a potential "change of control" of the Company due to a take-over bid being made for the Company or a similar event, all unvested options, subject to obtaining any required approval from the TSX-V, shall vest immediately.

7. The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company's management company and within a period thereafter not exceeding the earlier of:

(a) the original expiry date;

(b) 90 days after ceasing to be a director, officer or employee of, or consultant to, the Company at the request of the Board or for the benefit of another director or officer to, the Company unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

(c) if the Optionee dies, within one year from the Optionee's death.

If the Optionee is terminated "for cause", involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8. The options are not assignable except to a wholly-owned holding company. If the option qualifies as an "incentive stock option" under the United States Internal Revenue Code, the option is not assignable to a holding company.

9. No financial assistance is available to Optionees under the Option Plan.

Pg. | 22

10. Any amendments to outstanding stock options are subject to the approval of the TSX-V and NYSE American and, if required by either exchange or the Option Plan, of the Shareholders, possibly with only disinterested Shareholders being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of options (including the cancellation and re-issuance of options within a one year period so as to effectively reduce the exercise price) of options held by insiders of the Company. The amendment to an outstanding stock option will also require the consent of the Optionee.

11. Any amendments to the Option Plan are subject to the approval of the TSX-V and NYSE American and, if required by either exchange or the Option Plan, of the Shareholders, possibly with only disinterested Shareholders being entitled to vote.

No options have been granted under the Option Plan which are subject to Shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

RSU Plan

The RSU Plan was adopted by the Board for the same reasons as it adopted the Option Plan set out above.

The RSU Plan provides that Restricted Share Units ("RSUs") may be granted by the Board, based on the advice of the Compensation Committee, to officers, directors and employees of, and consultants to, the Company ("Eligible Persons") as a discretionary payment in consideration for significant contributions to the short-term (one year or less) and long-term (one to three years) successes of the Company. The Board may, in its sole discretion, set vesting conditions on RSUs granted to Eligible Persons, which conditions will be primarily based on the performance criteria set by the Compensation Committee.

The aggregate maximum number of Common Shares reserved for issuance under the RSU Plan in combination with the aggregate number of Common Shares issuable under all of the Company's other equity incentive plans in existence from time to time, including the Option Plan, shall not exceed 10% of the issued and outstanding Common Shares.

In addition, the RSU Plan provides that the number of Common Shares which may be issuable under the RSU Plan and all of the Company's other previously established or proposed share compensation arrangements, including the Option Plan, within a 12 month period, to:

(a) any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b) Insiders as a group within a 12-month period shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

(c) any one consultant, or Eligible Person engaged in providing investor relations services to the Company, shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis.

Unless redeemed earlier in accordance with the RSU Plan, the RSUs of each Eligible Person will be redeemed on or within 30 days after the RSU Payment Date (as defined below) for cash or Common Shares, as determined by the Board, for an amount equal to the Fair Market Value (the closing market price of the Common Shares on the TSX-V on the day prior to redemption) of an RSU, less applicable withholding taxes, and as increased or decreased by a "performance factor" determined by the Board in its sole discretion. Thus one RSU can be redeemed for a minimum of Common Shares and a maximum of 2.0 or higher Common Shares. The "RSU Payment Date" in respect of any RSU means a date not later than December 15th of the third year following the year in which such RSU was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the RSU Payment Date in respect of such RSU, or (ii) there is a "Change of Control" of the Company (as defined in the RSU Plan), the RSU Plan is terminated or upon an Eligible Person's death or termination of employment.

Pg. | 23

Under the RSU Plan, the Board may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite disinterested Shareholder, TSX-V and NYSE American approvals, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, change the method of calculation of the redemption of RSUs held by Eligible Persons, and provide an extension to the term for the redemption of RSUs held by Eligible Persons.

All other amendments to the RSU Plan may be made by the Board without obtaining Shareholder approval.

If an Eligible Person ceases to be an Eligible Person for any reason (excluding death), all of the Eligible Person's RSUs which have vested at the time of such cessation shall be redeemed for cash or Common Shares and the remainder shall be cancelled. No amount shall be paid by the Company to the Eligible Person in respect of the RSUs so cancelled. If an Eligible Person ceases to be an Eligible Person due to death, any of the Eligible Person's RSUs which would otherwise vest within the next year following the date of death shall be redeemed for cash or Common Shares as determined by the Board.

In the event of a Change of Control, then the Company may redeem, subject to prior approval of the TSX-V and NYSE American, all of the RSUs granted to the Eligible Persons and outstanding under the RSU Plan for that number of Common Shares equal to the number of RSUs then held by the Eligible Persons. If the employment of an Eligible Person is terminated within six months following a Change of Control, all RSUs held by such Eligible Person shall become vested and be redeemed for cash or Common Shares.

Performance Graph

The following graph shows the Company's cumulative total return on the Common Shares compared with the cumulative total return of the S&P/TSX Global Gold Index and the Van Eck Vectors Junior Gold Miners ETF (assuming reinvestment of dividends) during the Company's last five financial years if $100 were invested in each at the start of such five-year period.

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For the purposes of this graph, it is assumed that $100 had been invested in the Common Shares and in such index on the first day of such five-year period.

	December 31
	2015	2016	2017	2018	2019	2020
EMX Royalty Corp.	$100	$233	$181	$265	$376	$756
S&P/TSX Global Gold Index	$100	$150	$151	$144	$202	$244
Van Eck Vectors Junior Gold Miners ETF	$100	$164	$178	$157	$220	$282

The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Company and is reflective of the variations in the Share price during the years shown. The reported value of CEO remuneration, which is dominated by pay-at-risk (annual incentive, RSUs, stock options), increased by 34% year-over-year while the Company's share price increased by 101% over the same timeframe and, as such, the Compensation Committee views CEO remuneration to be adequately aligned with Shareholder interests.

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors and Committees of the Board

The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

The Board sets long term goals and objectives for the Company and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Company to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is responsible for protecting Shareholders' interests and ensuring that the incentives of the Shareholders and of management are aligned.

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The Board delegates authority and responsibility to deal with specified matters to the Company's standing committees, which consist of an Audit Committee,
  a Compensation Committee, and
  a Corporate Governance and Nominating Committee.

Committees analyze policies and strategies developed by management that are consistent with their respective written charters outlining its duties and responsibilities. Such written charters are established and amended as required by the Board. They examine proposals and, where appropriate, report and make recommendations to the Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

National Instrument 52-110 Audit Committees ("NI 52-110") of the Canadian securities administrators and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, require the Audit Committee of the Board to meet certain requirements. NI 52-110 also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company's Annual Report on Form 40-F filed on EDGAR and filed on SEDAR as an alternative Annual Information Form. The full text of the Audit Committee Charter is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/02-emx_audit_committee_charter_january_2021.pdf

See "Particulars of Matters to be Acted Upon - 4. Election of Directors" for the members of the committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan, and RSUs granted under the RSU Plan) by the Company to the Board, officers and employees of the Company and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The full text of the Compensation Committee Charter is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/03-emx_compensation_committtee_charter_january_2021.pdf

Corporate Governance and Nominating Committee: The Corporate Governance and Nominating Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures. The full text of the Corporate Governance and Nominating Committee Charter is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/04-emx_corp_gov_nom_committee_charter_january_2021.pdf

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Company's business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Company is authorized to act without Board approval, on all ordinary course matters relating to the Company's business.

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The Board also monitors the Company's compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of the CEO, President and other senior management and monitoring of their performance. Directors are elected annually by the Shareholders. The Corporate Governance and Nominating Committee initially identifies, considers and recommends directors to the Board for approval and submission to shareholders for election.

The Board has adopted a written mandate setting out the foregoing obligations (the "Board Mandate"), a copy of which is attached to this Circular as Schedule "A", and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and United States securities laws and regulations and the rules of each stock exchange on which the Company's securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements. More than half of the Board is "independent" under both applicable Canadian securities law and the rules of the NYSE American in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding. The Board considers that the following directors are independent: Brian E. Bayley, Brian K. Levet, and Larry M. Okada. The Board considers that David M. Cole, the President and CEO of the Company, is not independent because he is a member of management, and that Michael D. Winn, Executive Chairman of the Board, is not independent because he is part of management and because of his ownership of Seabord and the payment by the Company of consulting fees to a corporation owned by him.

The Board facilitates its exercise of independent supervision over the Company's management through regular meetings of the Board.

The Board holds regularly scheduled meetings without the non-independent directors and members of management. During the financial year ended December 31, 2020, the independent directors held two in-camera meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Company's business.

The Executive Chairman of the Board is responsible for presiding over all meetings of the directors and Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

The following tables set out the attendance of directors at Board and Committee meetings during the year ended December 31, 2020:

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Director	Meetings Attended out of Meetings Held
	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Individual Attendance Rate
David M. Cole	16 of 16	N/A	N/A	N/A	100%
Brian E. Bayley	16 of 16	5 of 5	2 of 2	1 of 1	100%
Michael D. Winn	16 of 16	N/A	N/A	N/A	100%
Brian K. Levet	16 of 16	5 of 5	2 of 2	1 of 1	100%
Larry M. Okada	16 of 16	5 of 5	2 of 2	1 of 1	100%

Descriptions of Roles

The Board has not established written descriptions of the positions of Executive Chairman of the Board, President, CEO, CFO, CAO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of such positions. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Executive Chairman of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Other Directorships

Certain of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuer	Director	Other Issuer
Brian E. Bayley	Monitor Ventures Inc. Cypress Hills Resource Corp. NervGen Pharma Corp. Jabbo Capital Corp. Justify Capital Corp.	David M. Cole	N/A
Brian K. Levet	Gold Road Resources Limited	Larry M. Okada	Forum Energy Metals Corp Santacruz Silver Mining Ltd. Neo-Battery Materials Ltd
Michael D. Winn	Altus Strategies Plc Atico Mining Corporation

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Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director's set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director.

The second step is taken by one or more existing directors, who may be assisted by the Company's management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Company has a Board Policy Manual which provides a comprehensive introduction to the Board and its committees. The Manual contains the charters of the Audit Committee, Corporate Governance and Nominating Committee and the Compensation Committee. The Manual also contains the Whistleblower Policy, Board Mandate, and Code of Business Ethics and Conduct.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

  the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and
  there are technical presentations from time to time or as necessary at Board meetings, focusing on either a particular property or a summary of various properties. The "question and answer" portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. Further, the Board:

  has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. The Code is available on the Company's website at: www.emxroyalty.com  and has been filed on SEDAR and EDGAR (see "Additional Information" at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Company are responsible for ensuring compliance with the Code by employees. Since the beginning of the Company's last financial year, EMX has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.
  has established a Corporate Governance and Nominating Committee, as described below under "Board Committees", and adopted a Charter for the Committee. The full text of the Charter is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/04-emx_corp_gov_nom_committee_charter_january_2021.pdf

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  has established a Whistleblower Policy which details complaint procedures for financial concerns. The full text of the Policy is available on the Company's website at:

https://emxroyalty.com/site/assets/files/4468/05-emx_whistle-blower_policy_january_2021.pdf has created a Corporate Disclosure, Confidentiality and Securities Trading Policy which details when directors, officers and employees should not engage in trading in the Company's securities. The Policy was adopted to ensure fair, accurate and timely disclosure of material information regarding the Company and its business. The full text of the Policy is available on the Company's website at

https://emxroyalty.com/site/assets/files/4468/09-emx_anti-corruption_policy_january_27-_2021.pdf encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.
  is cognizant of the Company's timely disclosure obligations and reviews material disclosure documents such as financial statements and the Management's Discussion & Analysis prior to distribution.
  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Company's external auditor.
  actively monitors the Company's compliance with the Board's directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments and stock exchange policies, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Whistleblower Policy outlines procedures for the confidential, anonymous submission by employees regarding the Company's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled "To be opened by the Chairman of the Audit Committee only." Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

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The Whistleblower Policy is reviewed by the Audit Committee on an annual basis.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance and Nominating Committee, the members of which are listed under "Particulars of Matters to be Acted Upon - 4. Election of Directors" and which is composed of majority independent directors. In recommending candidates to the Board, the Corporate Governance and Nominating Committee first considers such factors respecting each candidate as it deems appropriate and in the context of the needs of the Board, including:

  the identification and recommendation of new individuals qualified to become new Board members;
  a track record in general business management;
  the ability to devote the time required and a willingness to serve as directors;
  the appropriate size of the Board;
  independence and potential conflicts of interest;
  professional experience;
  personal character;
  gender;
  diversity;
  outside commitments (for example, service on other boards);
  particular areas of expertise; and
  the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually.

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Director Qualifications and Experience

As part of the Company's ongoing effort to ensure it has the appropriate combination of skill and experience on the Board, the Corporate Governance and Nominating Committee has created a board skills matrix tool to assist assessing potential Board candidates and recommending suitable nominees for election to Board. Listed below is a summary of those areas of expertise.

AREAS OF EXPERTISE	SUBCATEGORIES
Business Leadership	Board level experience in a major corporation General business experience Public company management
Corporate Finance and Capital Markets	Capital markets Risk management M&A and corporate finance Global business experience
Marketing/ Investor Relations	Experience in communications, public relations or interacting with social media
Financial literacy	Experience, knowledge, or expertise in accounting Budgeting and forecasting Internal financial controls
Technical	Mining operations Mine planning/development/construction Exploration and geology Environment and sustainability
Environmental, Social & Governance	Health & Safety (Lost time accidents) Community social responsibility
Regulatory - Legal/Corporate	Legal - corporate/commercial Regulatory compliance Government relations Public/International relations
Corporate Governance	Corporate governance practices
Human Resources and Compensation	Recruitment Retention Incentives
Technology / digital	Information technology Cyber security

Director Term Limits

The Company has not adopted any term limits for directors. The Board considers merit as the key requirement for board appointments. New board appointments are considered based on the Company's needs and the expertise required to support the Company and its stakeholders. Directors are not generally asked to resign but may be asked to not stand for re-election.

Assessments

The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the Committee as a whole and will submit a Committee Annual Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or who at any time during the last financial year was a director or executive officer of the Company, a proposed nominee for election as a director of the Company or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Company or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2020, in relation to compensation plans under which Common Shares are authorized for issuance:

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (1)
Equity compensation plans approved by Shareholders	7,458,400	$1.70	1,009,383
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	7,458,400	$1.70	1,009,383

(1) As of December 31, 2020, the maximum number of Common Shares reserved for issuance under the Company's equity compensation plans was 8,467,783 Common Shares (being 10% of the issued Common Shares).

INTEREST OF CERTAIN PERSONS

AND COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director, nominee for election as a director, or executive officer, anyone who has held office as such since the beginning of the Company's last financial year or any associate or affiliate of any of such person in any matter to be acted on at the Meeting (other than the election of directors) except for the current and future directors and executive officers of the Company, inasmuch as, in the following year, they may be granted options to purchase Common Shares pursuant to the Option Plan, ratification and approval of which will be sought at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Company's Management's Discussion and Analysis ("MD&A") for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which, upon request, the Company will promptly provide free of charge (see "Additional Information" below), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Company.

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PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this matter.

2. Financial Statements, Auditor's Report and Management Discussion & Analysis

The Board has approved the financial statements of the Company, the auditor's report thereon, and the MD&A for the year ended December 31, 2020, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3. Set Number of Directors to be Elected

Shareholders will be asked to pass an ordinary resolution at the Meeting setting the number of directors to be elected.

At the Meeting, it will be proposed that seven directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at seven.

4. Election of Directors

The Board presently consists of five directors and it is intended to determine the number of directors at seven and to elect seven directors for the ensuing year.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Company's Articles or the provisions of the corporate law to which the Company is subject.

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Name and Province or State and Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (4)	Number of Common Shares (5)
Brian E. Bayley(1) (2) (3) British Columbia Canada	Director May 13, 1996	President of Earlston Management Corp. (private management company) since December 1996.	236,375
David M. Cole Colorado United States of America	President, CEO and director November 24, 2003	President and CEO of the Company.	2,438,373
Brian K. Levet (1) (2) (3) Western Australia Australia	Director March 18, 2011	Retired mining executive.	40,000
Sunny Lowe Ontario Canada	Nominee

Chief Financial Officer of INV Metals Inc. (TSX: INV) a Canadian mineral resource company focused on the exploration and development of the Loma Larga gold project in Ecuador (2018 - Present)

Vice President, Finance and Vice President, Internal Audit, Kinross Gold Corporation (TSX: K) a senior gold mining company with a diverse portfolio of mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia (2013 to 2018)

			NIL
Henrik Lundin Oslo Norway	Nominee	Chairman and director of Gold Line Resources Ltd. (TSX-V: GLDL) a Canadian mineral exploration company.	NIL
Larry M. Okada (1) (2) (3) British Columbia Canada	Director June 11, 2013	Currently retired from public practise and an independent director of several companies listed on the TSX	60,000
Michael D. Winn California United States of America	Executive Chairman of the Board May 23, 2012 Director November 24, 2003	President of Seabord Capital Corp., a private consulting company providing analysis of mining and energy companies. President of Seabord Services Corp., a private company providing management, administrative, and regulatory services to private and public mining companies.	975,108

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(1) Member of the Audit Committee

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Positions and occupations for previous five years are not disclosed if the nominee's occupations and positions were disclosed in a management information circular previously issued by the Company.

(5) Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date. No director, together with the director's associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

To the best of the Company's knowledge, no proposed director:

(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Company) that was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i) while the proposed director was acting as a director, chief executive officer or chief financial officer of that corporation, or

(ii) after the proposed director ceased to be a director, chief executive officer or chief financial officer of that corporation but resulted from an event that occurred while acting in such capacity;

(b) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d) has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e) has been subject to, at any time, any penalties or sanctions imposed by

(i) a court relating to securities legislation or a securities regulatory authority, or

(ii) a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The above information has been furnished by the respective proposed directors individually.

5. Appointment and Remuneration of an Auditor

Davidson & Company LLP, Chartered Professional Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, is currently the Company's auditor. The Board recommends that Shareholders vote in favour of the re-election of the auditor. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution re-electing Davidson & Company LLP, as the auditor and authorizing the Audit Committee to approve the compensation of the auditor.

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6. Ratification of Stock Option Plan

The Option Plan is described under "Statement of Executive Compensation - Stock Option Plan".

The policies of the TSX-V require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed corporation's shares be approved annually by its Shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Option Plan by the Shareholders, any options granted pursuant to the Option Plan will not require further Shareholder or TSX-V approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Company.

The Board recommends that Shareholders vote in favour of the proposed resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2020, can be found on SEDAR at www.sedar.com and on EDGAR at the SEC's website at www.sec.gov.

Copies are available upon request from the Company's Corporate Secretary at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, fax (1-604-688-1157), telephone (1-604-688-6390; collect calls accepted) or e-mail (rocio@emxoyalty.com).

DATED this  11th  day of May, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

"Rocio Echegaray"

Rocio Echegaray

Corporate Secretary

Pg. | 37

SCHEDULE "A"

BOARD MANDATE

Overview

The members ("Directors") of the Board of Directors (the "Board") of EMX Royalty Corporation (the "Company") are required to manage the Company's business and affairs and thereby protect the interests of the shareholders of the Company (the "Shareholders"). The Board is also responsible for ensuring that the Company acts ethically, honestly and with integrity. In doing so, Directors are required to act honestly and in good faith with a view to the best interests of the Company. In addition, each Director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board's mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising management in the implementation of such plans and strategies. The Board is also required under its mandate to approve any material dispositions, acquisitions and investments outside of the ordinary course of business, long-term strategy, and organizational development plans.

Appointment of Management

The Board is responsible for the appointment of executive officers. To the extent feasible, the Board must satisfy itself as to the integrity of the chief executive officer (the "CEO"), chief financial officer (the "CFO") and other executive officers and that the CEO, CFO and other executive officers create a culture of integrity throughout the organization.

Relationship with Management

The Company's management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Although the Board delegates the responsibility for managing the day to day affairs of the Company to management, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is also responsible for ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board must review, as frequently as required, the principal risks inherent in the Company's business, including financial risks, through periodic reports from management of such risks, and assess the systems established to manage those risks.

Public, Environmental and Social Issues

The board from time to time, must review the Company's policies and programs in such areas as:

• employee health and safety;

• risk management and loss control; and

• environmental and social issues related to the business of the Company.

Directly and through the Audit Committee, the Board also assesses the integrity of internal control over the Company's financial reporting and management information systems.

The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board also expects management to provide the Directors with information, on a timely basis, concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

Shareholder Relations

The Board has instructed management to maintain procedures to monitor and promptly address Shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by Shareholders. The Board is required to call an annual general meeting of the Shareholders each year.

Public Disclosure

The Board is responsible for overseeing the Company's public disclosure practices and has established a Corporate Disclosure, Confidentiality and Securities Trading Policy in accordance with applicable securities legislation and the rules and policies of stock exchanges and markets on which the Company's securities are listed or traded. In so doing, the Board is free to seek the advice of the Company's outside legal counsel.

Meetings of the Board

The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company. At least one Board meeting per year must be devoted to a comprehensive review of strategic corporate plans proposed by the Company's management.

The Board meets regularly as needed, and in no event less than once per quarterly period, All Directors are expected to attend and to review in advance, any materials provided to them in connection with the meeting.

Independent members of the Board may hold meetings as frequently as necessary to carry out its responsibilities under this Board Mandate, but in no event less than once per year, at which non-independent Directors and members of management are not in attendance.

Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the Board members on matters falling within their special knowledge or experience.

Board Committees

The Company's standing committees are comprised of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Approved by the Board: January 27, 2021.

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